UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Petrobras International Finance Company – PIFCo

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714

George Town, Grand Cayman

Cayman Islands, B.W.I.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-             .)

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF FORM F-3, FILE NO. 333-92044, OF PETROLEO BRASILEIRO S.A. — PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

PricewaterhouseCoopers Rua da Candelária 65 11°-15° 20091-020 Rio de Janeiro, RJ Brazil Caixa Postal 949 Telefone (21) 3232-6112 Fax (21) 2516-6319

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Commissioners:

We are aware that our report dated May 14, 2003 on our review of interim financial information of Petrobras International Finance Company (“PIFCo”) as of and for the three-month period ended March 31, 2003 and included in the Company’s quarterly report on Form 6-K for the quarter then ended is incorporated by reference in its Registration Statement on Form F-3 (No. 333-92044-01) and related Prospectus Supplement dated September 8, 2004.

Very truly yours,

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

September 10, 2004

PricewaterhouseCoopers Rua da Candelária 65 11°-15° 20091-020 Rio de Janeiro, RJ Brazil Caixa Postal 949 Telefone (21) 3232-6112 Fax (21) 2516-6319

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-92044-01) of Petrobras International Finance Company (“PIFCo”) and related Prospectus Supplement dated September 8, 2004 of our report dated February 13, 2003, with respect to the financial statements for the two years ended December 31, 2002 of PIFCo, which appears in Amendment No. 1 to the 2003 Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 26, 2004. We also consent to the reference to us under the heading “Experts” in such Registration Statement and related Prospectus Supplement dated September 8, 2004.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

September 10, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

By:	/S/ ALMIR GUILHERME BARBASSA
Name:	Almir Guilherme Barbassa
Title:	Chairman of the Board

Date:  September 15, 2004